

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Junkoo Kim
Chief Executive Officer
WEBTOON Entertainment Inc.
5700 Wilshire Blvd., Suite 220
Los Angeles, CA 90036

> **Re: WEBTOON Entertainment Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 9, 2024**
> **CIK No. 0001997859**

Dear Junkoo Kim:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 11, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Our Performance, page 84

1. We note your disclosure of Paid Content GMV on page 87. Please address the following:
   • More fully explain how it is calculated and what it represents, including if and how "total value" relates to revenue recorded in the combined financial statements;
   • More fully disclose and describe why the measure is useful to investors; and
   • Disclose any key estimates, assumptions, and limitations specific to the measure.

Combined Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies

Organization and Description of Business, page F-7

2. We note your response to comment 11; however, it is not clear to us if the combined financial statements reflect allocations for common expenses incurred by the ultimate parent. Please more fully explain to us how each entity that is controlled by Naver operated and how you determined no common expenses are required to be allocated to the combined financial statements to comply with the provisions of SAB Topic 1:B.

Note 17. Business Combinations, page F-40

3. We note your response to comment 20. Please more fully explain to us if and how you considered the fair value of the shares of Munpia you acquired in February 2022 in determining the fair value of the shares of Munpia issued to acquire Studio JHS Inc. in August 2022.

   Please contact Stephany Yang at 202-551-3167 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing